BOXLIGHT CORPORATION

1047 Progress Circle

Lawrenceville, GA

October 4, 2016

Mr.

Dear

This will acknowledge that you are owed the sum of $__________ by Boxlight Corporation. We hereby agree to issue to you a total of ___________ shares of unregistered Class A common stock of Boxlight at a price of $1.00 per share in exchange for your cancellation of such obligation.

You acknowledge that you are an accredited investor as defined under Rule 144 as promulgated under the Securities Act of 1933 as amended and can afford to lose the total amount of your investment in shares of Boxlight common stock.

We will issue to you a stock certificate containing an appropriate restricted legend as such shares have not been registered for resale under the Securities Act. However, we will register your shares for resale in our pending registration statement.

Please confirm your agreement with the foregoing.

Boxlight Corporation

By:

ACCEPTED AND AGREED: